RENAISSANCE MORTGAGE ACCEPTANCE CORP.
1000 Woodbury Road
Woodbury, New York 11797

May 17, 2005

BY FACSIMILE (202) 772-9202

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Messeret Nega

Re:	Renaissance Mortgage Acceptance Corp. Registration No. 333-131637 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-131637 to 3:00 p.m., Eastern Standard Time, Friday, May 19, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Very truly yours,

RENAISSANCE MORTGAGE ACCEPTANCE CORP.

By:	/s/ Morris W. Kutcher
Name:	Morris W. Kutcher
Title:	Vice President